SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY 2009 Part 4 of 5

Part 4 of 5

Contents

88		MCEV condensed financial statements
88		Condensed consolidated income statement - MCEV basis
89		Condensed statement of comprehensive income - MCEV basis
89		Condensed statement of changes in equity - MCEV basis
90		Condensed consolidated statement of financial position - MCEV basis
91		Reconciliation of shareholders' equity on an IFRS and MCEV bases
91		Reconciliation of IFRS total equity to MCEV net worth for life and related businesses
92		Group MCEV analysis of earnings
93	B1	Basis of preparation
97	B2	Geographical analysis of MCEV operating earnings
101	B3	Geographical analysis of fund management operating earnings
101	B4	Analysis of other operations and regional costs
102	B5	Segmentation of condensed consolidated statement of financial position
103	B6	Analysis of life and pension earnings
104	B7	Free surplus emergence
104	B8	Maturity profile of business
106	B9	Segmental analysis of life and related business embedded value
106	B10	Risk allowance within present value of in-force (PVIF)
107	B11	Implied discount rates (IDR)
108	B12	Analysis of fund management and service company business within embedded value
108	B13	Summary of minority interest in life and related businesses' MCEV results
109	B14	Principal economic assumptions
113	B15	Sensitivity analysis

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Condensed consolidated income statement - MCEV basis
For the year ended 31 December 2009
2009 €m		2009 £m	Restated 2008 £m
	Operating profit before tax attributable to shareholders' profits
3,851	Long-term business	3,389	2,810
1,091	General insurance and health	960	1,198
58	Fund management[1]	51	42
	Other:
(197)	Other operations and regional costs[2]	(173)	(163)
(123)	Corporate centre	(108)	(141)
(723)	Group debt costs and other interest	(636)	(379)
3,957	Operating profit before tax attributable to shareholders' profits	3,483	3,367
	Adjusted for the following:
862	Economic variances on long-term business	759	(12,469)
108	Short-term fluctuation in return on investments on non-long-term business	95	(819)
65	Economic assumption changes on general insurance and health business	57	(94)
(70)	Impairment of goodwill	(62)	(66)
(153)	Amortisation and impairment of intangibles	(135)	(108)
82	Profit on the disposal of subsidiaries and associates	72	7
(325)	Integration and restructuring costs	(286)	(326)
(282)	Exceptional items[3]	(248)	(754)
4,244	Profit/(loss) before tax	3,735	(11,262)
(1,050)	Tax on operating profit	(924)	(841)
141	Tax on other activities	124	4,396
(909)		(800)	3,555
3,335	Profit/(loss) for the year	2,935	(7,707)
All profit is from
continuing
operations.
1. Excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the group that arises from the provision of fund management services to our life businesses. These results are included within the life MCEV operating earnings consistent with the MCEV methodology.
2. Excludes the proportion of the results of subsidiaries providing services to the Life business. These results are included within the life MCEV operating earnings consistent with the MCEV methodology.
3. Exceptional items of £(248) million for the year ended to 31 December 2009 include £175  million in relation to the reattribution of the inherited estate in the UK, adverse £261 million impact of legislation changes on pensions in Poland, an increase in the latent claims reserves in North America of £60 million and expenses of £102 million for the migration of all remaining local brands, with the exception of Delta Lloyd and RAC, to the single global Aviva brand.
Earnings per share - MCEV basis
2009	Earnings per share	2009	Restated 2008
Operating earnings per share on an MCEV basis after tax, attributable to ordinary shareholders of Aviva plc
89.5c	Basic (pence per share)	78.8p	83.4p
88.8c	Diluted (pence per share)	78.1p	82.7p
Earnings after tax on an MCEV basis, attributable to ordinary shareholders of Aviva plc
115.6c	Basic (pence per share)	101.7p	(282.6)p
114.5c	Diluted (pence per share)	100.8p	(282.6)p

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Condensed consolidated statement of comprehensive income - MCEV basis
For the year ended 31 December 2009
2009 €m		2009 £m	Restated 2008 £m
3,335	Profit/(loss) for the year	2,935	(7,707)
	Other comprehensive income
(98)	Fair value losses on AFS securities, owner-occupied properties and hedging instruments	(86)	(278)
(34)	Fair value gains transferred to profit	(30)	(8)
(1,295)	Actuarial losses on pension schemes	(1,140)	(929)
27	Actuarial gains on pension schemes transferred to unallocated divisible surplus and other movements	24	78
101	Impairment losses	89	81
(1,125)	Foreign exchange rate movements	(991)	3,052
54	Aggregate tax effect - shareholder tax	48	50
(2,370)	Other comprehensive (expense), income for the year, net tax	(2,086)	2,046
965	Total comprehensive income/(expense) for the year	849	(5,661)
	Attributable to:
1,103	Equity shareholders of Aviva plc	971	(6,314)
(138)	Minority interests	(122)	653
965		849	(5,661)
Condensed consolidated statement of changes in equity - MCEV basis
For the year ended 31 December 2009
2009 €m		2009 £m	Restated 2008 £m
19,809	Balance at 1 January	17,432	23,944
965	Total comprehensive (income/(expense) for the year	849	(5,661)
(969)	Dividends and appropriations	(853)	(975)
1	Issues of share capital	1	20
340	Shares issued in lieu of dividends	299	170
7	Capital contributions from minority shareholders	6	36
1,057	Net increase to total equity following DL IPO	930	-
(124)	Minority share of dividends declared in the year	(109)	(106)
(2)	Minority interest in (disposed)/acquired subsidiaries	(2)	43
(126)	Changes in minority interest in existing subsidiaries	(111)	(65)
(60)	Shares acquired by employee trusts	(53)	(29)
64	Reserves credit for equity compensation plans	56	39
18	Aggregate tax effect - shareholder tax	17	16
20,980	Total equity	18,462	17,432
(4,816)	Minority interests	(4,237)	(3,080)
16,164	Balance at 31 December	14,225	14,352

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Condensed consolidated statement of financial position - MCEV basis
2009 €m		2009 £m	Restated 2008 £m
	Assets
3,842	Goodwill	3,381	3,578
3,250	Acquired value of in-force business and intangible assets	2,860	4,038
3,835	Additional value of in-force long-term business[1]	3,376	2,859
1,933	Interests in, and loans to, joint ventures	1,701	1,737
1,456	Interests in, and loans to, associates	1,281	1,246
856	Property and equipment	753	964
14,116	Investment property	12,422	14,426
46,681	Loans	41,079	42,237
	Financial investments
182,398	Debt securities	160,510	150,398
49,253	Equity securities	43,343	43,351
39,575	Other investments	34,826	36,511
8,605	Reinsurance assets	7,572	7,894
1,394	Deferred tax assets	218	2,642
408	Current tax assets	359	622
10,946	Receivables and other financial assets	9,632	9,816
6,388	Deferred acquisition costs and other assets	5,621	6,147
4,095	Prepayments and accrued income	3,604	3,762
28,609	Cash and cash equivalents	25,176	23,643
60	Assets of operations classified as held for sale	53	1,550
407,700	Total assets	357,767	357,421
	Equity
786	Ordinary share capital	692	664
5,089	Capital reserves	4,478	4,505
2,320	Other reserves	2,042	3,570
(77)	Shares held by employee trusts	(68)	(33)
3,892	Retained earnings	3,425	3,902
2,803	Additional retained earnings on an MCEV basis[1]	2,466	554
14,813	Equity attributable to ordinary shareholders of Aviva plc	13,035	13,162
1,352	Preference share capital and direct capital instruments	1,190	1,190
4,814	Minority interests[1]	4,237	3,080
20,979	Total equity	18,462	17,432
	Liabilities
194,423	Gross insurance liabilities	171,092	174,850
125,017	Gross liabilities for investment contracts	110,015	107,559
4,393	Unallocated divisible surplus	3,866	2,325
11,243	Net asset value attributable to unitholders	9,894	6,918
4,523	Provisions	3,980	2,984
2,326	Deferred tax liabilities	1,038	3,063
218	Current tax liabilities	192	642
17,045	Borrowings	15,000	15,201
23,343	Payables and other financial liabilities	20,542	20,840
4,152	Other liabilities	3,653	4,386
38	Liabilities of operations classified as held for sale	33	1,221
386,721	Total liabilities	339,305	339,989
407,700	Total equity and liabilities	357,767	357,421
The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following:
1. Adding the excess of the Life MCEV, including minority interests, over the corresponding Life IFRS net assets represented as the additional value of in-force long-term business; corresponding item within equity represented by the additional retained profit on an MCEV basis; and, corresponding adjustments to minority interests.

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Reconciliation of shareholders' equity on IFRS and MCEV bases
For the year ended 31 December 2009
2009 £m	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	692	-	692
Capital reserves	4,478	-	4,478
Other reserves	1,829	213	2,042
Shares held by employee trusts	(68)	-	(68)
Retained earnings	3,425	-	3,425
Additional retained earnings on an MCEV basis	-	2,466	2,466
Equity attributable to ordinary shareholders of Aviva plc	10,356	2,679	13,035
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Minority interests	3,540	697	4,237
Total equity	15,086	3,376	18,462

200 8 £m	IFRS £m	Adjustment £m	Restated MCEV £m
Ordinary share capital	664	-	664
Capital reserves	4,505	-	4,505
Other reserves	2,141	1,429	3,570
Shares held by employee trusts	(33)	-	(33)
Retained earnings	3,902	-	3,902
Additional retained earnings on an MCEV basis	-	554	554
Equity attributable to ordinary shareholders of Aviva plc	11,179	1,983	13,162
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Minority interests	2,204	876	3,080
Total equity	14,573	2,859	17,432
Reconciliation of IFRS total equity to MCEV net worth
For the year ended 31 December 2009
	2009 £m	Restated 2008 £m
Net assets on a statutory IFRS net basis	15,086	14,573
Adjusting for general business and other net assets on a statutory IFRS net basis	2,231	2,008
Life and related businesses net assets on a statutory IFRS net basis	17,317	16,581
Goodwill and other intangibles	(2,606)	(2,947)
Acquired value of in-force business	(1,493)	(2,490)
Adjustment for share of joint ventures and associates	(377)	(472)
Adjustment for assets to regulatory value net of tax	(19)	1,474
Adjustment for DAC and DIR net of tax	(2,653)	(2,680)
Adjustment for differences in technical provisions	1,414	406
Other accounting and tax differences	631	937
MCEV net worth	12,213	10,809
MCEV value of in-force	6,226	5,770
MCEV[1]	18,439	16,579
1. Comprises embedded value of £15,001million (31 December 2008: £14,212 million) and minority interest in long-term business assets of £3,438 million (31 December 2008: £2,367 million).

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Group MCEV analysis of earnings
2009 £m	Covered business[1] £m A	Non-covered but related to life business[2] £m B	Total life business[3] £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening group MCEV	14,212	2,639	16,851	(2,499)	140	14,352
Opening adjustments	-	-	-	-	-	-
Adjusted opening group MCEV	14,212	2,639	16,851	(2,499)	140	14,352
Operating MCEV earnings	2,178	-	2,178	15	15	2,193
Non-operating MCEV earnings	1,215	(99)	1,116	(496)	(595)	620
Total MCEV earnings	3,393	(99)	3,294	(481)	(580)	2,813
Other movements in IFRS net equity	-	(266)	(266)	(839)	(1,105)	(1,105)
Capital and dividend flows	(250)	-	(250)	(283)	(283)	(533)
Foreign exchange variances	(743)	(218)	(961)	224	6	(737)
Acquired/divested businesses	(1,611)	(1)	(1,612)	1,047	1,046	(565)
Closing group MCEV	15,001	2,055	17,056	(2,831)	(776)	14,225
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						13,035
1. Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of minority interests and tax.
2. Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of minority interests is provided on page 102.
3. Net assets for the total life businesses on an MCEV basis presented net of minority interests.

Restated 200 8 £m	Covered business[1] £m A	Non- covered but related to life business[2] £m B	Total life business[3] £m A+B	Non-covered relating to non-life £m C	Total non- covered business £m B+C	Total £m A+B+C
Opening group MCEV	18,389	2,059	20,448	977	3,036	21,425
Opening adjustments	-	-	-	-	-	-
Adjusted opening group MCEV	18,389	2,059	20,448	977	3,036	21,425
Operating MCEV earnings	1,760	-	1,760	509	509	2,269
Non-operating MCEV earnings	(8,678)	(53)	(8,731)	(1,203)	(1,256)	(9,934)
Total MCEV earnings	(6,918)	(53)	(6,971)	(694)	(747)	(7,665)
Other movements in IFRS net equity	-	(28)	(28)	(994)	(1,022)	(1,022)
Capital and dividend flows	(63)	-	(63)	(712)	(712)	(775)
Foreign exchange variances	2,717	567	3,284	(895)	(328)	2,389
Acquired/divested businesses	87	94	181	(181)	(87)	-
Closing group MCEV	14,212	2,639	16,851	(2,499)	140	14,352
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						13,162
1. Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of minority interests and tax.
2. Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of minority interests is provided on page 110.
3. Net assets for the total life businesses on an MCEV basis presented net of minority interests.

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B1 - Basis of preparation
The condensed consolidated income statement and condensed consolidated statement of financial position on pages 88 to 90 present the group's results and financial position for the life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-life businesses on the International Financial Reporting Standards (IFRS) basis. The MCEV methodology adopted is in accordance with the MCEV Principles published by the CFO Forum in October 2009.
        The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including more explicit allowance for the impact of uncertainty in future investment returns and other risks.
        Embedded value is also consistent with the way pricing is assessed and the business is managed.
        The results for 2009 and 2008 have been audited by our auditors, Ernst & Young. Their report in respect of 2009 can be found on page 316 in the Report and Accounts.
CFO Forum principles update
The CFO Forum issued updated MCEV Principles and Guidance in October 2009, replacing the guidance issued in June 2008. The main change was to permit the use of liquidity premium on contracts with predictable cashflows. Aviva's methodology of applying liquidity premium to contracts where backing assets can be held to maturity is unchanged. Further details are given on page 110. Aviva's methodology is compliant with the updated CFO Forum Principles.
Covered business
The MCEV calculations cover the following lines of business: life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associated undertakings and joint ventures, as well as the equity release business written in the UK.
        Covered business includes the group's share of our joint ventures including our arrangement with The Royal Bank of Scotland Group (RBSG) and our associated undertakings in India, China, Turkey, Malaysia, Taiwan and South Korea. In addition, the results of group companies providing significant administration, fund management and other services and of group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses".
New business premiums
New business premiums include:
- premiums arising from the sale of new contracts during the period;
- non-contractual additional premiums, including future Department of Work and Pensions (DWP) rebate premiums; and
- expected renewals on new contracts and expected future contractual alterations to new contracts.

The group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.
        For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.
        For group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.
Life and pensions operating earnings
For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
        Within the 2008 results, the normalised investment returns were calculated by reference to the one year swap rate in the relevant currency plus an appropriate risk premium for bonds, equities and properties. For 2009, the group considers that the return over the typical duration of the assets held is more appropriate and is more consistent with the group's expectation of long-term rates of return.
        Therefore, the expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent to the duration of the backing assets in the relevant currency plus an appropriate risk premium.
        This assumption does not impact the embedded value as asset risk premia are not recognised until earned.
MCEV methodology
Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.
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B1 - Basis of preparation continued
Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.
        The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the US, where a nil tax rate has been used in the post-tax results, and consequently for 'grossing up'.
Net worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
        Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is set equal to the higher of:
- The level of capital at which the local regulator is empowered to take action;
- The capital requirement of the business unit under the group's economic capital requirements; and
- The target capital level of the business unit.

This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business.
        The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found on page 110.

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
- present value of future profits;
- time value of financial options and guarantees;
- frictional costs of required capital; and
- cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
        Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
        Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions.
In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note B14.
        The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.
Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario. However, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option guarantee.

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B1 - Basis of preparation continued
However, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
        Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
        Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.
        Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the US and
French businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.
Frictional costs of required capital
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.
        Frictional costs are calculated by projecting forwards the future levels of required capital. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risks (CNHR)
The cost of residual non-hedgeable risks (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of both non-hedgeable financial and non-financial risks. The most significant risk not included in the PVFP or TVOG is operational risk.
        The methodology includes a cost of non-hedgeable risk equivalent to a charge of 2.5% applied to group-diversified capital. The cost has been calculated as a 1.5% charge applied to business unit-level capital, that is, allowing for diversification within a business unit, but not between business units. The charge was set so as to give an aggregate allowance that was in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime.
        The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.
        In addition to the operational risk allowance, financial non-hedgeable risks and other product level asymmetries have been allowed for. These allowances are not material as significant financial non-hedgeable risks and product level asymmetries are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best estimate assumptions.
        Asymmetric risks allowed for in the TVOG or PVFP are described earlier in the Basis of preparation. No allowance has been made within the cost of non-hedgeable risk for symmetrical risks as these are diversifiable by investors.
Participating business
Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
        For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.
        For profit sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.
        The embedded value of the US spread-based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to management action has been considered. The anticipated management action is consistent with current decision rules and has been approved and signed off by management and legal counsel.
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B1 - Basis of preparation continued
Consolidation adjustments
The effect of transactions between group life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
        As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the group's life companies, the equivalent profits and losses have been removed from the relevant segment (non-insurance or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
        The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under non-insurance or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies. The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis.
Restatements
(i) Following a review, the scope of business using adjusted swap rates has been increased to cover all contracts that contain features similar to immediate annuity contracts. Prior year results have been restated to include the effect of adjusting the risk free rates on paid-up and single premium group deferred annuity business in Delta Lloyd and immediate annuities in France and Spain. At 31 December 2008, this increased the embedded value by £467 million and increased total earnings by £234 million in 2008. The impact of these changes by country at 31 December 2008 was Delta Lloyd (£352 million), France (£48 million) and Spain (£67 million).
(ii) The 2008 figures for present value of new business premiums and value of new business have been restated to reclassify premium on Annual Renewable Term (ART) business in Spain as other operating existing business variances rather than new business. There is no impact on profit.
(iii) The 2008 embedded value has been restated for the US, primarily reflecting modelling corrections in the valuation of assets on a market consistent basis identified in 2009.
(iv) During 2009, the Group undertook a review of our accounting policy for cash and cash equivalents. Previously, we defined these as normally having a maturity of three months or less from date of acquisition. To avoid ambiguity, our accounting policy has been refined to impose a cut-off date of exactly three months, allowing us to delete "normally" from the policy wording. This refinement of policy has resulted in a reclassification of certain short-dated instruments between cash and cash equivalents and financial investments.
The impact of this refinement has been to increase financial investments and reduce cash and cash equivalents in 2008 by £538 million compared to the amounts previously stated. As a consequence of this, cash flows from operating activities in 2008 have decreased by £58 million, with the effect of exchange rate movements accounting for the remaining £50 million.
(v) During 2009, the Group's Dutch subsidiary, Delta Lloyd, carried out a review of the way it had been applying IAS 19,
Employee Benefits
, in its own financial statements where the corridor method of smoothing actuarial gains and losses in its pension schemes is followed; in accounting for its self-insured pension obligations and intercompany eliminations; and in its reporting to Group where the corridor accounting is reversed. The review concluded that errors had been made locally in applying IAS 19 on the transition to IFRS and in subsequent years, such that gains on certain assets had been reported in provisions, to be released over time, rather than through other comprehensive income. The impact of correcting these errors is to reduce provisions by £129 million as at 1 January 2008, increase deferred tax liabilities by £33 million and increase retained earnings at that date by £96 million.

Exchange rates
The group's principal overseas operations during the period were located within the Eurozone and the United States. The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates.  Please refer to note A2 on page 38.

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B2 - Geographical analysis of MCEV operating earnings
Gross of tax and minority interests 2009 £m	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	247	169	12	124	55	151	10	521	(103)	418	16	11	18	29	710
Earnings from existing business
- expected existing business contribution (reference rate)	113	161	22	15	67	39	22	326	43	369	55	11	15	26	563
- expected existing business contribution (in excess of reference rate)	402	282	18	5	4	119	-	428	270	698	249	15	1	16	1,365
Experience variances
- maintenance expense[1]	37	-	6	(2)	14	(10)	5	13	(3)	10	-	6	(1)	5	52
- project and other related expenses[1]	(34)	(1)	(7)	-	-	(7)	(7)	(22)	(42)	(64)	(35)	-	-	-	(133)
- mortality/morbidity[2]	6	50	8	2	12	(6)	8	74	(22)	52	5	5	8	13	76
- lapses[3]	(30)	53	(23)	(46)	17	(52)	(17)	(68)	13	(55)	(17)	(38)	-	(38)	(140)
- other[4]	(8)	(80)	1	116	7	1	1	46	51	97	(40)	-	(3)	(3)	46
	(29)	22	(15)	70	50	(74)	(10)	43	(3)	40	(87)	(27)	4	(23)	(99)
Operating assumption changes:
- maintenance expense[5]	1	(22)	5	(31)	54	(94)	10	(78)	275	197	(9)	(10)	8	(2)	187
- project and other related expenses	-	-	-	-	-	(13)	-	(13)	-	(13)	-	-	-	-	(13)
- mortality/morbidity[6]	5	64	7	12	58	(9)	(1)	131	(4)	127	(20)	(1)	5	4	116
- lapses[7]	(51)	(22)	(9)	(37)	83	(69)	(7)	(61)	(40)	(101)	(105)	(9)	4	(5)	(262)
- other[8]	(22)	3	12	1	(1)	-	(2)	13	(60)	(47)	96	(6)	(5)	(11)	16
	(67)	23	15	(55)	194	(185)	-	(8)	171	163	(38)	(26)	12	(14)	44
Expected return on shareholders' net worth	138	66	16	57	8	26	7	180	88	268	89	11	6	17	512
Other operating variances[9]	(17)	62	(4)	-	121	37	(2)	214	65	279	(18)	50	-	50	294
Earnings before tax and minority interests	787	785	64	216	499	113	27	1,704	531	2,235	266	45	56	101	3,389
1  Maintenance expense experience in the UK relates to profits from existing business administration.  Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes.  Project and other related expenses in Delta Lloyd relate to integration costs in Belgium.
2. Mortality experience continues to be better than the assumptions set across a number of our businesses.
3. Persistency experience has been volatile across most of our businesses, in part reflecting wider economic volatility. In France, positive persistency experience including the release of a short term provision, in line with positive underlying experience. In Poland, lapse experience continued to be better than the long-term assumptions for both Life and Pension products.
4. Other experience is favourable overall. Both France and Italy include one off adjustments reflecting final commission payments from prior years. The favourable impact in Italy reflects to one-off profit sharing on a reinsurance treaty. The favourable impact in Delta Lloyd relates to the revised investment and bonus strategy in Germany following the decision to close this operation to new business. The adverse impact in the USA relates to the cost of enhancing policyholder crediting rates.
5. Favourable expense assumption changes reflect the impact of cost reductions in the Delta Lloyd and Poland, together with the impact of revisions to expense allocations in Delta Lloyd. The adverse impact in Spain relates to the capitalisation of certain governance costs in respect of bancassurance joint ventures.
6. Favourable mortality assumption changes in France and Poland reflecting recent experience. The adverse impact in Delta Lloyd reflects the net impact of using updated mortality tables in the Netherlands, Germany and Belgium, following the issuance of revised advice from the respective actuarial associations.
7. Persistency assumptions have been strengthened across most of our businesses, in light of experience. In Poland, persistency assumptions have been weakened following sustained favourable experience.
8. Other assumption changes in the US primarily relate to the timing of management action in setting policyholder credited rates. In Delta Lloyd, the change represents tax effects resulting from a reallocation of assets
9. Other operating variances in France, Poland and Asia relate to have arisen as a result of more accurate modelling. In Delta Lloyd, these relate to revisions to investment and bonus strategies and expenses in Delta Lloyd Germany following the decision to close this operation to new business. In Spain, these reflect the impact of re-pricing actions on risk products.

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B2 - Geographical analysis of MCEV operating earnings continued
Restated Gross of tax and minority interests 2008 £m	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business[1]	204	135	15	71	65	202	29	517	(47)	470	55	30	13	43	772
Earnings from existing business
- expected existing business contribution (reference rate)	338	188	39	30	91	60	19	427	107	534	86	9	25	34	992
- expected existing business contribution (in excess of reference rate)	210	38	8	6	8	22	-	82	78	160	53	4	2	6	429
Experience variances
- maintenance expense	20	2	(2)	(6)	6	(1)	(1)	(2)	(35)	(37)	-	(2)	-	(2)	(19)
- project and other related expenses[2]	(62)	(10)	(7)	-	-	(6)	(6)	(29)	(26)	(55)	(14)	-	-	-	(131)
- mortality/morbidity[3]	18	42	2	2	20	4	1	71	19	90	-	5	2	7	115
- lapses[4]	(23)	(8)	(7)	(15)	26	(24)	(10)	(38)	(11)	(49)	(5)	(4)	3	(1)	(78)
- other[5]	7	(45)	(42)	(15)	(8)	2	(1)	(109)	34	(75)	(31)	(1)	(11)	(12)	(111)

	(40)	(19)	(56)	(34)	44	(25)	(17)	(107)	(19)	(126)	(50)	(2)	(6)	(8)	(224)

Operating assumption changes:
- maintenance expense[6]	(15)	(12)	(2)	(9)	4	-	(12)	(31)	(167)	(198)	(5)	(3)	-	(3)	(221)
- project and other related expenses	13	-	-	-	-	-	-	-	9	9	-	-	-	-	22
- mortality/morbidity[7]	54	-	25	11	4	(1)	-	39	(79)	(40)	-	1	(1)	-	14
- lapses[8]	(73)	108	7	(9)	(10)	(19)	(20)	57	-	57	-	(12)	1	(11)	(27)
- other[9]	16	(1)	23	3	24	-	13	62	(28)	34	1	(10)	6	(4)	47

	(5)	95	53	(4)	22	(20)	(19)	127	(265)	(138)	(4)	(24)	6	(18)	(165)

Expected return on shareholders' net worth	166	107	34	63	13	23	8	248	204	452	61	14	8	22	701
Other operating variances[10]	10	148	(15)	(1)	(2)	24	3	157	138	295	-	-	-	-	305
Earnings before tax and minority interests	883	692	78	131	241	286	23	1,451	196	1,647	201	31	48	79	2,810
1. In Spain, £34 million has been reclassified from Value of new business to Other operating variances
2. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes. Expenses in Delta Lloyd reflect an overrun in Belgium following the acquisition of Swiss Life Belgium, and restructuring within the intermediary division.
3. Mortality experience continues to be better than the assumptions set across a number of our businesses.
4. Lapse experience has been volatile, in part reflecting wider economic volatility. In Poland, lapse experience continued to be better than the long-term assumptions for both life and pension products.
5. In France, other experience profits include the reduction in value arising from reductions in fees and commissions received. In Ireland, certain statutory provisions were increased following a review. The movement in Delta Lloyd reflects changes on group pension scheme contribution. In the USA, other experience reflects the cost of enhancing policyholder crediting rates.
6. In Delta Lloyd, expense assumptions have been updated following a review of expense allocations.
7. In UK, favourable mortality assumption changes are in respect of mortality and morbidity changes across a range of products. In Delta Lloyd, mortality assumption changes reflect the impact of using a new industry mortality basis.
8. In the UK, an additional lapse provision has been set up in anticipation of higher short-term recession related withdrawals (pre tax £50 million) and higher mortgage and income protection claims (pre tax £20 million) to reflect rising unemployment. In France, persistency assumptions have been weakened following continual favourable experience on AFER products.
9. In the UK, other operating assumption changes include the impact of the with-profit special distribution. In Ireland, other assumption changes reflect a reduction in the assumed future tax charges. In Poland, other assumptions reflect a change in the pattern of future mortality charging structure.
10.Other operating variances in France are mainly in respect of the impact of the mutualisation of funds following the merger of two legal entities. In Delta Lloyd, changes are mainly in respect of aligning the profit sharing policy for existing group business in Belgium, following the acquisition of Swiss Life Belgium.

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B2 - Geographical analysis of MCEV operating earnings continued
Net of tax and minority interests 2009	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	177	94	8	38	39	51	8	238	(78)	160	16	9	13	22	375
Earnings from existing business
- expected existing business contribution (reference rate)	81	100	15	5	47	15	17	199	29	228	55	6	11	17	381
- expected existing business contribution (in excess of reference rate)	289	170	12	2	3	44	-	231	171	402	249	12	-	12	952
Experience variances
- maintenance expense	27	-	4	(1)	10	(8)	4	9	4	13	-	5	-	5	45
- project and other related expenses[1]	(26)	-	(5)	-	-	(3)	(6)	(14)	(21)	(35)	(35)	-	-	-	(96)
- mortality/morbidity[2]	4	30	5	1	9	(3)	6	48	(17)	31	5	3	5	8	48
- lapses[3]	(22)	36	(16)	(15)	12	(20)	(14)	(17)	5	(12)	(17)	(31)	-	(31)	(82)
- other[4]	(4)	(49)	1	37	5	1	1	(4)	35	31	(40)	(1)	(2)	(3)	(16)
	(21)	17	(11)	22	36	(33)	(9)	22	6	28	(87)	(24)	3	(21)	(101)
Operating assumption changes:
- maintenance expense[5]	-	(14)	3	(10)	38	(69)	7	(45)	197	152	(9)	(9)	6	(3)	140
- project and other related expenses	-	-	-	-	-	(5)	-	(5)	-	(5)	-	-	-	-	(5)
- mortality/morbidity[6]	4	42	4	4	42	(3)	1	90	1	91	(20)	-	3	3	78
- lapses[7]	(36)	(13)	(6)	(12)	58	(24)	(5)	(2)	(25)	(27)	(105)	(6)	3	(3)	(171)
- other[8]	(16)	2	8	1	(1)	-	(3)	7	(48)	(41)	96	(5)	(3)	(8)	31
	(48)	17	9	(17)	137	(101)	-	45	125	170	(38)	(20)	9	(11)	73
Expected return on shareholders' net worth	100	38	11	18	6	10	6	89	57	146	89	7	4	11	346
Other operating variances[9]	(11)	34	(3)	-	83	12	1	127	14	141	(18)	40	-	40	152
Earnings after tax and minority interests	567	470	41	68	351	(2)	23	951	324	1,275	266	30	40	70	2,178
1  Maintenance expense experience in the UK relates to profits from existing business administration.  Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes.  Project and other related expenses in Delta Lloyd relate to integration costs in Belgium.
2. Mortality experience continues to be better than the assumptions set across a number of our businesses.
3. Persistency experience has been volatile across most of our businesses, in part reflecting wider economic volatility. In France, positive persistency experience including the release of a short term provision, in line with positive underlying experience. In Poland, lapse experience continued to be better than the long-term assumptions for both Life and Pension products.
4. Other experience is favourable overall. The Both France and Italy include one off adjustments reflecting final commission payments from prior years. The favourable impact in Italy reflects to one-off profit sharing on a reinsurance treaty. The favourable impact in Delta Lloyd relates to the revised investment and bonus strategy in Germany following the decision to close this operation to new business. The adverse impact in the USA relates to the cost of enhancing policyholder crediting rates.
5. Favourable expense assumption changes reflect the impact of cost reductions in the Delta Lloyd and Poland, together with the impact of revisions to expense allocations in Delta Lloyd. The adverse impact in Spain relates the capitalisation of certain governance costs in respect of bancassurance joint ventures
6. Favourable mortality assumption changes in France and Poland reflecting recent experience. The adverse impact in Delta Lloyd reflects the net impact of using updated mortality tables in the Netherlands, Germany and Belgium, following the issuance of revised advice from the respective actuarial associations.
7. Persistency assumptions have been strengthened across most of our businesses, in light of experience. In Poland, persistency assumptions have been weakened following sustained favourable experience.
8. Other assumption changes in the US primarily relate to the timing of management action in setting policyholder credited rates. In Delta Lloyd, the change represents tax effects resulting from a realloaction of assets.
9. Other operating variances in France, Poland and Asia have arisen as a result of more accurate modelling. In Delta Lloyd, these relate to revisions to investment and bonus strategies and expenses in Delta Lloyd Germany following the decision to close this operation to new business. In Spain, these reflect the impact of re-pricing actions on risk products.
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B2 - Geographical analysis of MCEV operating earnings continued
Restated Net of tax and minority interests 2008	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business [1]	147	79	10	21	46	68	24	248	(48)	200	36	24	9	33	416
Earnings from existing business
- expected existing business contribution (reference rate)	244	115	26	9	64	23	15	252	74	326	56	10	18	28	654
- expected existing business contribution (in excess of reference rate)	151	24	5	2	6	9	-	46	56	102	35	2	1	3	291
Experience variances
- maintenance expense	15	1	(1)	(2)	4	-	(1)	1	(22)	(21)	-	(3)	-	(3)	(9)
- project and other related expenses[2]	(45)	(7)	(5)	-	-	(4)	(5)	(21)	(18)	(39)	(9)	-	-	-	(93)
- mortality/morbidity[3]	13	26	1	1	15	-	1	44	12	56	-	4	1	5	74
- lapses[4]	(17)	(4)	(5)	(5)	18	(10)	(9)	(15)	(1)	(16)	(2)	(3)	2	(1)	(36)
- other[5]	5	(29)	(27)	(6)	(6)	1	(1)	(68)	29	(39)	(20)	(1)	(8)	(9)	(63)
	(29)	(13)	(37)	(12)	31	(13)	(15)	(59)	-	(59)	(31)	(3)	(5)	(8)	(127)
Operating assumption changes:
- maintenance expense[6]	(11)	(8)	(1)	(3)	3	-	(10)	(19)	(109)	(128)	(3)	(3)	-	(3)	(145)
- project and other related expenses	9	-	-	-	-	-	-	-	4	4	-	-	-	-	13
- mortality/morbidity[7]	39	-	16	4	3	(1)	-	22	(77)	(55)	-	1	(1)	-	(16)
- lapses[8]	(53)	65	4	(3)	(8)	(7)	(16)	35	-	35	-	(10)	1	(9)	(27)
- other[9]	12	-	15	1	18	-	11	45	(13)	32	-	(8)	4	(4)	40
	(4)	57	34	(1)	16	(8)	(15)	83	(195)	(112)	(3)	(20)	4	(16)	(135)
Expected return on shareholders' net worth	119	66	23	20	10	10	6	135	145	280	39	8	6	14	452
Other operating variances[10]	7	98	(11)	(1)	(1)	8	2	95	104	199	-	3	-	3	209
Earnings after tax and minority interests	635	426	50	38	172	97	17	800	136	936	132	24	33	57	1,760
1. In Spain, £12 million has been reclassified from Value of new business to Other operating variances
2. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes. Expenses in Delta Lloyd reflect an overrun in Belgium following the acquisition of Swiss Life Belgium, and restructuring within the intermediary division.
3. Mortality experience continues to be better than the assumptions set across a number of our businesses.
4. Lapse experience has been volatile, in part reflecting wider economic volatility. In Poland, lapse experience continued to be better than the long-term assumptions for both life and pension products.
5. In France, other experience profits include the reduction in value arising from reductions in fees and commissions received. In Ireland, certain statutory provisions were increased following a review. The movement in Delta Lloyd reflects changes on group pension scheme contribution. In the USA, other experience reflects the cost of enhancing policyholder crediting rates.
6. In Delta Lloyd, expense assumptions have been updated following a review of expense allocations.
7. In UK, favourable mortality assumption changes are in respect of mortality and morbidity changes across a range of products. In Delta Lloyd, mortality assumption changes reflect the impact of using a new industry mortality basis.
8. In the UK, an additional lapse provision has been set up in anticipation of higher short-term recession related withdrawals (pre tax £50 million) and higher mortgage and income protection claims (pre tax £20 million) to reflect rising unemployment. In France, persistency assumptions have been weakened following continual favourable experience on AFER products.
9. In the UK, other operating assumption changes include the impact of the with-profit special distribution. In Ireland, other assumption changes reflect a reduction in the assumed future tax charges. In Poland, other assumptions reflect a change in the pattern of future mortality charging structure.
10.Other operating variances in France are mainly in respect of the impact of the mutualisation of funds following the merger of two legal entities. In Delta Lloyd, changes are mainly in respect of aligning the profit sharing policy for existing group business in Belgium, following the acquisition of Swiss Life Belgium.

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B3 - Geographical analysis of fund management operating earnings
The summarised consolidated income statement - MCEV basis, includes earnings from the group's fund management operations as analysed below. As explained in note B12, this excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the group that arise from the provision of fund management services to our Life businesses. These results are included within the Life MCEV operating earnings.

	2009 £m	2008 £m
United Kingdom	42	34
Europe	6	9
North America	(7)	(3)
Asia Pacific	(1)	1
Aviva Investors	40	41
United Kingdom	(14)	(18)
Aviva Europe	3	4
Delta Lloyd	21	2
Europe	24	6
Asia Pacific	1	13
Total	51	42
B4 - Analysis of other operations and regional costs
Where subsidiaries provide services to our life business, that proportion has been excluded. These results are included within the Life MCEV operating return.

			2009			2008
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other Operations £m	Total £m
United Kingdom	-	(28)	(28)	-	(12)	(12)
Aviva Europe	(36)	(41)	(77)	(28)	(37)	(65)
Delta Lloyd	-	(30)	(30)	-	(51)	(51)
Europe	(36)	(71)	(107)	(28)	(88)	(116)
North America	(19)	3	(16)	(14)	2	(12)
Asia Pacific	(20)	(2)	(22)	(23)	-	(23)
Total	(75)	(98)	(173)	(65)	(98)	(163)

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B5 - Segmentation of condensed consolidated statement of financial position
			2009			Restated 2008
	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m
Total assets before acquired value of in-force long-term business	307,117	45,880	352,997	305,562	46,634	352,196
Acquired additional value of in-force long-term business	1,394	-	1,394	2,366	-	2,366
Total assets included in the IFRS statement of financial position	308,511	45,880	354,391	307,928	46,634	354,562
Liabilities of the long-term business	(291,194)	-	(291,194)	(291,347)	-	(291,347)
Liabilities of the general insurance and other businesses	-	(48,111)	(48,111)	-	(48,642)	(48,642)
Net assets on a statutory IFRS basis	17,317	(2,231)	15,086	16,581	(2,008)	14,573
Additional value of in-force long-term business[1]	3,376	-	3,376	2,859	-	2,859
Net assets on an MCEV basis[2]	20,693	(2,231)	18,462	19,440	(2,008)	17,432
Equity capital, capital reserves, shares held by employee trusts and other reserves			7,144			8,706
IFRS basis retained earnings			3,425			3,902
Additional MCEV basis retained earnings			2,466			554
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis			13,035			13,162
Preference share capital and direct capital instruments			1,190			1,190
Minority interests			4,237			3,080
MCEV basis total equity			18,462			17,432
1. The analysis between the group's and minority interests' share of the additional value of in-force long-term business is as follows:
	2009 £m	Restated 2008 £m	Movement in year £m
Group's share included in shareholders' funds	2,466	554	1,912
Minority interests' share	697	876	(179)
Movements in AFS securities	213	1,429	(1,216)
Additional value of in-force long-term business	3,376	2,859	517

2. Analysis of net assets on an MCEV basis is made up as follows:
	2009 £m	Restated 2008 £m
Embedded value	15,001	14,212
Minority interests	3,438	2,367
	18,439	16,579
Goodwill and intangible assets allocated to long-term business[3]	2,606	2,947
Notional allocation of IAS19 pension fund deficit to long-term business[4]	(352)	(86)
Long-term business net assets on an MCEV basis	20,693	19,440
3. Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures.
4. The value of the Aviva Staff Pension Schemes deficit has been notionally allocated between segments, based on current funding and the Life proportion has been included within the long-term business net assets on an MCEV basis. The pension fund deficit notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

__________________

B6 - Analysis of life and pension earnings
The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories. All figures are shown net of tax and minority interests.

2009	Free surplus £m	Required capital[1] £m	VIF £m	Total MCEV £m
Opening MCEV	1,348	8,148	4,716	14,212
New business value	(1,571)	983	963	375
Expected existing business contribution (reference rate)	-	-	381	381
Expected existing business contribution (in excess of reference rate)	-	-	952	952
Transfers from VIF and required capital to the free surplus	1,869	(738)	(1,131)	-
Experience variances	(198)	135	(38)	(101)
Assumption changes	48	6	19	73
Expected return on shareholders' net worth	164	182	-	346
Other operating variance	10	(141)	283	152
Operating MCEV earnings	322	427	1,429	2,178
Economic variances	1,317	(324)	(42)	951
Other non-operating variances	(238)	909	(407)	264
Total MCEV earnings/(loss)	1,401	1,012	980	3,393
Capital and dividend flows[2]	(250)	-	-	(250)
Foreign exchange variance	6	(556)	(193)	(743)
Acquired/divested business	(301)	(1,058)	(252)	(1,611)
Closing MCEV	2,204	7,546	5,251	15,001
1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

We have reported other non operating variances of £264 million for 2009 (2008: loss £232 million). This represents the impact on the Life MCEV of the reattribution of the inherited estate in the UK and the adverse impact of legislation changes relating to the capping of management changes on pension funds in Poland. In 2008 the impact related to the settlement agreed by Delta Lloyd for its unit-linked policyholders, following an industry-wide challenge on the level of fees. Acquired/divested businesses consist of the disposed of our Australian Life and Pensions business and the IPO of Delta Lloyd in 2009.

Restated 2008	Free surplus £m	Required capital[1] £m	VIF £m	Total MCEV £m
Opening MCEV	3,204	6,240	8,945	18,389
New business value	(1,867)	1,109	1,174	416
Expected existing business contribution (reference rate)	-	-	654	654
Expected existing business contribution (in excess of reference rate)	-	-	291	291
Transfers from VIF and required capital to the free surplus	1,926	(637)	(1,289)	-
Experience variances	154	3	(284)	(127)
Assumption changes	563	(114)	(584)	(135)
Expected return on shareholders' net worth	270	182	-	452
Other operating variance	44	(29)	194	209
Operating MCEV earnings	1,090	514	156	1,760
Economic variances	(3,140)	(433)	(4,873)	(8,446)
Other non-operating variances	(104)	19	(147)	(232)
Total MCEV earnings/(loss)	(2,154)	100	(4,864)	(6,918)
Capital and dividend flows[2]	(63)	-	-	(63)
Foreign exchange variance	459	1,597	661	2,717
Acquired/divested business	(98)	211	(26)	87
Closing MCEV	1,348	8,148	4,716	14,212
1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

__________________

B7 - Free surplus emergence
					Existing business			New business	Total business
2009	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	220	99	62	(70)	311	(53)	(130)	(183)	128
Aviva Europe	495	89	27	112	723	(177)	(281)	(458)	265
Delta Lloyd	175	57	(124)	55	163	(111)	(124)	(235)	(72)
Europe	670	146	(97)	167	886	(288)	(405)	(693)	193
North America	159	90	(100)	457	606	(192)	(390)	(582)	24
Asia Pacific	82	11	(5)	2	90	(55)	(58)	(113)	(23)
Total	1,131	346	(140)	556	1,893	(588)	(983)	(1,571)	322

					Existing business			New business	Total business
2008	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	403	119	736	85	1,343	(147)	(159)	(306)	1,037
Aviva Europe	501	135	(50)	248	834	(168)	(197)	(365)	469
Delta Lloyd	118	145	(42)	77	298	(270)	(225)	(495)	(197)
Europe	619	280	(92)	325	1,132	(438)	(422)	(860)	272
North America	194	39	(24)	197	406	(118)	(475)	(593)	(187)
Asia Pacific	73	14	1	(12)	76	(55)	(53)	(108)	(32)
Total	1,289	452	621	595	2,957	(758)	(1,109)	(1,867)	1,090

B8 - Maturity profile of business
(a) Total in-force business
To show the profile of the VIF emergence, the value of VIF in the statements on financial position has been split into five year tranches depending on the date when the profit is expected to emerge.

2009 £m	0-5	6-10	11-15	16-20	20+	Total gross of minority interest	Total net of minority interest
United Kingdom .	289	629	490	288	369	2,065	2,065
Aviva Europe	1,613	1,149	656	350	342	4,110	3,271
Delta Lloyd	36	99	118	101	(156)	198	68
Europe	1,649	1,248	774	451	186	4,308	3,339
North America	(238)	(251)	28	13	54	(394)	(394)
Asia Pacific	102	72	29	18	26	247	241
Total	1,802	1,698	1,321	770	635	6,226	5,251

Restated 2008 £m	0-5	6-10	11-15	16-20	20+	Total gross of minority interest	Total net of minority interest
United Kingdom	634	542	385	279	213	2,053	2,053
Aviva Europe	1,836	1,189	669	362	214	4,270	3,336
Delta Lloyd	(34)	255	110	98	194	623	511
Europe	1,802	1,444	779	460	408	4,893	3,847
North America	(367)	(324)	(244)	(202)	(309)	(1,446)	(1,446)
Asia Pacific	108	71	47	28	16	270	262
Total	2,177	1,733	967	565	328	5,770	4,716

__________________

(b) New business
To show the profile of the VIF emergence, the value of new business has been split into five year tranches depending on the date when the profit is expected to emerge.

2009 £m	0-5	6-10	11-15	16-20	20+	Total gross of minority interest	Total net of minority interest
United Kingdom	107	30	34	19	40	230	230
Aviva Europe	286	126	80	37	43	572	414
Delta Lloyd	(20)	45	49	38	(70)	42	35
Europe	266	171	129	75	(27)	614	449
North America	20	6	64	52	66	208	208
Asia Pacific	46	14	8	4	5	77	76
Total	439	221	235	150	84	1,129	963

Restated 2008 £m	0-5	6-10	11-15	16-20	20+	Total gross of minority interest	Total net of minority interest
United Kingdom	91	74	69	50	10	294	294
Aviva Europe	250	120	73	47	65	555	417
Delta Lloyd	(46)	22	28	26	201	231	220
Europe	204	142	101	73	265	786	637
North America	112	45	8	1	(12)	154	154
Asia Pacific	48	17	10	5	10	90	89
Total	455	278	188	129	273	1,324	1,174

__________________

B9 - Segmental analysis of life and related business embedded value
2009	Free surplus £m	Required capital [1] £m	VIF £m	Total MCEV £m
United Kingdom [2]	1,270	2,568	2,065	5,903
France[3]	(71)	1,592	1,252	2,773
Ireland	175	226	487	888
Italy	263	268	129	660
Poland	60	131	950	1,141
Spain	135	212	265	612
Other Europe	38	33	188	259
Aviva Europe	600	2,462	3,271	6,333
Delta Lloyd	368	1,095	68	1,531
Europe	968	3,557	3,339	7,864
North America [3,4]	(152)	1,240	(394)	694
Asia	118	181	241	540
Australia	-	-	-	-
Asia Pacific	118	181	241	540
Total	2,204	7,546	5,251	15,001
1.Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2.The large increase in required capital in the UK reflects the additional capital locked in following the reatrribution of the inherited estate..
3. France and Aviva USA have a positive surplus on a statutory basis.
4. Aviva USA's holding company debt amounting to £810 million at 31 December 2009 has been included within non-covered business.

Restated 2008	Free surplus £m	Required capital[1] £m	VIF £m	Total MCEV £m
United Kingdom [1]	1,357	1,477	2,053	4,887
France[2]	(92)	1,567	1,092	2,567
Ireland	135	252	603	990
Italy	261	235	149	645
Poland	115	134	979	1,228
Spain	143	225	354	722
Other Europe	43	34	159	236
Aviva Europe	605	2,447	3,336	6,388
Delta Lloyd	(333)	2,284	511	2,462
Europe	272	4,731	3,847	8,850
North America [2,3]	(362)	1,528	(1,446)	(280)
Asia	72	159	193	424
Australia	9	253	69	331
Asia Pacific	81	412	262	755
Total	1,348	8,148	4,716	14,212
1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. France, Delta Lloyd and Aviva USA have a positive surplus on a statutory basis.
3. Aviva USA's holding company debt amounting to £1,128 million at 31 December 2008 has been included within non-covered business.
B10 - Risk allowance within present value of in-force (VIF)
Within the VIF in the tables above, there are additional allowances for risks not included within the basic present value of future profits calculation.

2009	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,572	(285)	(197)	(25)	2,065
France	2,048	(144)	(155)	(497)	1,252
Ireland	517	(9)	(21)	-	487
Italy	189	(22)	(11)	(27)	129
Poland	1,050	(17)	(74)	(9)	950
Spain	326	(16)	(28)	(17)	265
Other Europe	198	(3)	(5)	(2)	188
Aviva Europe	4,328	(211)	(294)	(552)	3,271
Delta Lloyd	487	(129)	(80)	(210)	68
Europe	4,815	(340)	(374)	(762)	3,339
North America	80	(9)	(45)	(420)	(394)
Asia	324	(19)	(30)	(34)	241
Australia	-	-	-	-	-
Asia Pacific	324	(19)	(30)	(34)	241
Total	7,791	(653)	(646)	(1,241)	5,251

__________________

B10 - Risk allowance within present value of in-force (VIF) continued  .

Restated 2008	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,470	(176)	(165)	(76)	2,053
France	1,827	(174)	(147)	(414)	1,092
Ireland	637	(10)	(24)	-	603
Italy	196	(22)	(12)	(13)	149
Poland	1,074	(14)	(73)	(8)	979
Spain	422	(18)	(32)	(18)	354
Other Europe	169	(4)	(4)	(2)	159
Aviva Europe	4,325	(242)	(292)	(455)	3,336
Delta Lloyd	1,208	(246)	(132)	(319)	511
Europe	5,533	(488)	(424)	(774)	3,847
North America	(1,224)	(29)	(43)	(150)	(1,446)
Asia	262	(20)	(23)	(26)	193
Australia	132	(27)	(26)	(10)	69
Asia Pacific	394	(47)	(49)	(36)	262
Total	7,173	(740)	(681)	(1,036)	4,716
B11 - Implied discount rates (IDR)
In the valuation of a block of business, the implied discount rate is the rate of discount such that a traditional embedded value for the business equates to the MCEV.
        The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.
        Average derived risk discount rates are shown below for the embedded value.

2009	2009%
United Kingdom	10.6%
France	10.8%
Ireland	4.8%
Italy	9.2%
Poland	7.1%
Spain	8.4%
Other Europe	8.9%
Aviva Europe	8.9%
Delta Lloyd	8.1%
Europe	8.6%
North America	41.2%
Asia	9.2%
Australia	-
Asia Pacific	9.2%
Total	10.8%

__________________

B12 - Analysis of fund management and service company business within embedded value
The MCEV methodology incorporates the impact of earnings arising from subsidiary undertakings providing administration, fund management and other services where these arise in relation to covered business. The principal subsidiaries of the Aviva group providing such services include Aviva Life Services Limited (UK) and Aviva Investors. The following table provides an analysis of the elements within the life and other related business embedded value:

			2009			2008
	Fund management £m	Other operations £m	Total £m	Fund management £m	Other operations £m	Total £m
United Kingdom	167	(132)	35	162	(170)	(8)
France	175	62	237	164	48	212
Delta Lloyd	120	(111)	9	131	(154)	(23)
United States	228	-	228	209	-	209
Other	61	(74)	(13)	55	14	69
Total	751	(255)	496	721	(262)	459

The "look-through" value attributable to fund management is based on the level of after-tax profits expected to be earned in the future over the outstanding term of the covered business in respect of services provided to the group's life operations. The MCEV basis income statement excludes the actual statutory basis profits arising from the provision of fund management services to the group's life businesses. The MCEV income statement records the impact on new business, experience profit or loss compared to the assumed profitability, the expected return on the in-force value and the effect on the in-force value of changes to economic assumptions.
        In the United Kingdom, Aviva Life Services Limited (UK) (ALS) is the main provider of administration services to the UK Life business. ALS incurs substantially all of the UK businesses' operating expenditure, comprising acquisition, maintenance and project costs. Costs are recharged to the UK Life companies (the product companies) on the basis of predetermined Management Services Agreements (MSAs).
B13 - Summary of minority interest in life and related businesses' MCEV results
2009	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	Asia Pacific £m	Total £m	Share- holders' interest £m	Group £m
Value of new business, after tax	16	2	47	5	56	126	3	129	-	129	375	504
Life MCEV operating earnings after tax	45	14	79	53	81	272	64	336	1	337	2,178	2,515
Life MCEV (loss)/earnings after tax	51	1	64	17	57	190	(90)	100	-	100	3,393	3,493
Closing covered businesses'
embedded value	320	290	762	162	586	2,120	1,304	3,424	14	3,438	15,001	18,439

Restated 2008	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business, after tax	9	3	27	7	73	119	12	131	-	131	416	547
Life MCEV operating earnings after tax	29	17	50	24	102	222	5	227	-	227	1,760	1,987
Life MCEV (loss)/earnings after tax	18	(21)	(30)	20	(36)	(49)	(22)	(71)	-	(71)	(6,918)	(6,989)
Closing covered businesses'
embedded value	304	323	727	177	617	2,148	204	2,352	15	2,367	14,212	16,579
The minority interest for Delta Lloyd has increased due to the IPO in 2009.
__________________

B14 - Principal economic assumptions
(a) Economic assumptions - Deterministic calculations
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
        In setting the risk-free rate we have, wherever possible used the mid-price swap yield curve for an AA-rated bank.
The curve is extrapolated if necessary to get rates suitable to the liabilities. For markets in which there is no reliable swap yield curve the relevant government bond yields are used.
        Required capital is shown as a multiple of the EU statutory minimum solvency margin or equivalent.
        The adjustments made to swap rates to derive a risk-free rate for immediate annuity type contracts and all US contracts are shown below the reference rate table.
        The principal economic assumptions used are as follows:
Reference rate (spot, swap rates) and expense inflation
	United Kingdom
	2009	2008	2007
Reference rate
1 year	1.2%	2.8%	5.7%
5 years	3.5%	3.2%	5.1%
10 years	4.3%	3.5%	5.0%
15 years	4.6%	3.8%	4.9%
20 years	4.6%	3.8%	4.8%
Expense inflation	3.3%	2.4%	3.6%

	Delta Lloyd[1]
	2009	2008	2007
Reference rate
1 year	1.3%	2.5%	4.7%
5 years	2.9%	3.3%	4.6%
10 years	3.7%	3.8%	4.7%
15 years	4.1%	4.0%	4.9%
20 years	4.2%	3.9%	5.0%
Expense inflation	2.4%	2.5%	3.0%
1. The economic assumptions used in Delta Lloyd differ from those in the Eurozone as the Dutch bank swap rate is used by Delta Lloyd.

	Eurozone (excluding Delta Lloyd)
	2009	2008	2007
Reference rate
1 year	1.3%	2.5%	4.8%
5 years	2.8%	3.3%	4.6%
10 years	3.7%	3.8%	4.7%
15 years	4.1%	3.9%	4.9%
20 years	4.2%	3.9%	4.9%
Expense inflation	2.5%	2.1%	2.9%

	Poland
	2009	2008	2007
Reference rate
1 year	4.5%	4.4%	6.2%
5 years	5.8%	4.3%	5.8%
10 years	5.8%	4.2%	5.5%
15 years	5.7%	4.1%	5.4%
20 years	5.5%	4.0%	5.4%
Expense inflation	3.0%	2.9%	4.7%

	United States
	2009	2008	2007
Reference rate
1 year	0.7%	1.3%	4.2%
5 years	3.1%	2.2%	4.2%
10 years	4.2%	2.6%	4.7%
15 years	4.6%	2.9%	4.9%
20 years	4.8%	2.9%	5.0%
Expense inflation	3.0%	3.0%	3.5%

__________________

B14 - Principal economic assumptions continued
For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.
        In current markets, the following adjustments are made to the swap rate for immediate annuity type contracts and all US contracts. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by:

						New business		Embedded value
	4Q 2009	3Q 2009	1H 2009	4Q 2008	3Q 2008	1H 2008	2009	2008
UK	0.90%/0.45%	1.10%/0.95%	1.50%	1.45%	0.85%	0.55%	1.00%	1.50%
France	n/a	n/a	n/a	n/a	n/a	n/a	0.30%	1.00%
Spain	0.30%	0.75%	1.00%	0.95%	0.55%	0.35%	0.30%	1.00%
Delta Lloyd	0.20%	0.40%	1.50%	0.75%	0.45%	0.30%	0.15%	0.80%
US immediate annuities	1.05%	1.50%	3.00%	2.00%	0.65%	0.55%	0.65%	3.00%
US deferred annuities and all other contracts	0.90%	1.25%	2.50%	1.50%	0.65%	0.55%	0.55%	2.50%

Risk premium - used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period
For life and pensions operating earnings, Aviva uses normalised investment returns. For 2008, the normalised investment returns were expressed as one year swap returns plus an asset risk premium. For 2009, the normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. More detail is given in Note B1 - Basis of Preparation.
        The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

	All territories
	2009	2008	2007
Equity risk premium	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%

Future returns on corporate fixed interest investments are calculated from prospective yields less an adjustment for credit risk.
Required capital and tax
			Tax rates [5]	Required capital (% EU minimum or equivalent)
	2009	2008	2007	2009	2008
United Kingdom[1]	28.0%	28.0%	28.0%	100%/110%	100%/110%
France	34.4%	34.4%	34.4%	110%	110%
Ireland	12.5%	12.5%	12.5%	150%	150%
Italy[2]	32.4%	32.4%	32.4%	115%/184%	115%/184%
Poland	19.0%	19.0%	19.0%	150%	150%
Spain[3]	30.0%	30.0%	30.0%	110%/125%	110%/125%
Delta Lloyd[4]	25.5%	25.5%	25.5%	139%	168%
United States	0.0%	0.0%	35.0%	325%	325%
1. The required capital in the United Kingdom under MCEV is 100% for unit-linked and other non-participating business and 110% for annuity business. with 200% for an immaterial amount of BPA business. In addition, the reattribution of the inherited Estate has led to additional capital being locked in to support the with profit business, and this has been included within required capital.
2. Required capital in Italy under MCEV is 184% of the EU minimum for Eurovita and 115% for other companies.
3. Required capital in Spain is 125% of the EU minimum for Aviva Vida y Pensiones and 110% for bancassurance companies.
4. This capital level is the aggregate capital required for Delta Lloyd.
5. Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been announced.
Other economic assumptions
Required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Where the fund is insufficient, and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the United Kingdom and Ireland continues at the current rate of one-ninth of the cost of bonus.
(b) Economic Assumptions - Stochastic calculations
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under "Other assumptions".
        The embedded value of the US spread based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to management action has been considered. The anticipated management action is consistent with current decision rules and has been approved and signed off by management and legal counsel.
__________________

B14 - Principal economic assumptions continued
Model - United Kingdom, Europe (excluding Delta Lloyd) and North America
Swap rates are generated by a model, the LIBOR Market Model (LMM), that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The model is calibrated to at-the-money swaptions of a variety of terms and tenors. Swaption volatilities are taken from Bloomberg. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
        The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. Option volatilities are taken from a survey of investment banks.
        The model also generates property total returns and real yield curves, although these are not significant asset classes for Aviva outside the UK. In the absence of liquid market data, the volatilities of these asset classes are based on historic data.
        Assumptions for correlations between asset classes have been set based on historic data.
Model - Delta Lloyd
In Delta Lloyd, yield curves are based on De Nederlandsche Bank (DNB) yield curve data.
        The interest rate model used is a short rate G2++ model. The model is calibrated to the DNB yield curve and the swaption implied volatilities. Swaption implied volatilities are taken from Bloomberg. The equity model is a Heston model.
Asset classes
The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumption is the distribution of future long-term interest rates, since this is the most important factor in the cost of guaranteed annuity options.
        For many businesses, including US, France and Delta Lloyd, the most important assets are fixed rate bonds of various durations.
Summary statistics
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the model swaption implied volatilities.

	2009 Swap length				2008 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK sterling
10 years	n/a	n/a	14.1%	n/a	n/a	n/a	11.8%	n/a
15 years	n/a	n/a	14.6%	n/a	n/a	n/a	11.9%	n/a
20 years	n/a	n/a	14.4%	n/a	n/a	n/a	12.1%	n/a
25 years	n/a	n/a	14.0%	n/a	n/a	n/a	12.4%	n/a
Euro
10 years	17.9%	17.8%	17.7%	17.6%	11.7%	11.7%	11.7%	11.8%
15 years	18.0%	17.6%	17.3%	16.9%	10.9%	10.9%	10.4%	10.9%
20 years	17.1%	16.7%	16.3%	15.7%	10.5%	10.4%	10.4%	10.3%
25 years	16.2%	15.6%	15.0%	14.4%	10.0%	10.0%	9.9%	9.5%
Delta Lloyd
10 years	14.5%	15.3%	17.3%	18.6%	11.6%	11.6%	11.7%	11.7%
15 years	15.2%	15.8%	17.8%	18.9%	10.8%	10.7%	10.6%	10.8%
20 years	15.8%	16.7%	18.1%	18.5%	10.5%	10.3%	10.2%	10.3%
25 years	16.8%	17.5%	18.2%	18.3%	10.0%	9.8%	9.8%	9.7%
US dollar
10 years	20.0%	18.9%	18.0%	17.3%	15.2%	14.4%	14.0%	14.0%
15 years	17.5%	16.4%	15.6%	15.0%	13.9%	13.0%	12.8%	12.7%
20 years	15.5%	14.5%	13.8%	13.2%	13.3%	12.4%	12.1%	12.1%
25 years	13.7%	12.9%	12.2%	11.6%	12.9%	11.9%	11.6%	11.7%
For businesses, where stochastic scenarios are calibrated before the year end, the closing embedded value has been adjusted for the subsequent decrease in market volatilities up to the year end.

Equity implied volatilities
The implied volatility is that determined by the Black-Scholes' formula to reproduce the market price of the option. The following tables set out the model equity implied volatilities.

							2009							2008
Option length	UK	France	Italy	Ireland	Delta Lloyd	Spain	US	UK	France	Italy	Ireland	Delta Lloyd	Spain	US
5 years	25.3%	29.2%	26.9%	27.7%	27.5%	27.0%	26.9%	25.8%	24.9%	24.4%	24.5%	26.1%	26.3%	24.6%
10 years	26.6%	29.0%	26.5%	27.3%	29.1%	25.7%	27.8%	27.2%	26.3%	n/a	26.2%	26.8%	28.8%	27.3%
15 years	27.3%	30.0%	26.4%	28.1%	30.5%	26.5%	29.1%	27.7%	n/a	n/a	27.0%	27.1%	n/a	28.9%

__________________

B14 - Principal economic assumptions continued
Property implied volatilities
Best estimate levels of volatility have been used, in the absence of meaningful option prices from which implied levels of volatility can be derived.
        For the UK and Delta Lloyd, model property implied volatility is 15% for 31 December 2009 (31 December 2008: 15%).
Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate, e.g. we have allowed for improvements in future policyholder longevity.
        We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, ie vary depending on the economic assumptions. For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
        Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.
Expense assumptions
Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated.
        Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.
Non-hedgeable risk
A charge of 2.5% has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business.
(c) Other assumptions
Valuation of debt
Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the primary financial statements. At 31 December 2009 the market value of the group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as minority interests) and direct capital instrument was £6,634 million (31 December 2008: £4,911 million).

	2009 £m	2008 £m
Borrowings per summarised consolidated statement of financial positon - MCEV basis	15,000	15,201
Add: amount included within held for sale	-	-
Less: Securitised mortgage funding	(7,329)	(7,785)
Borrowings excluding non-recourse funding - MCEV basis	7,671	7,416
Less: Operational financing by businesses	(2,182)	(1,891)
External debt and subordinated debt - MCEV basis	5,489	5,525
Add: Preference shares (including General Accident plc) and direct capital instrument	1,440	1,440
External debt, subordinated debt, preference shares and direct capital instrument - MCEV basis	6,929	6,965
Effect of marking these instruments to market	(295)	(2,054)
Market value of external debt, subordinated debt, preference shares and direct capital instrument	6,634	4,911
Other
It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

__________________

B15 - Sensitivity analysis
(a) Economic assumptions
The following tables show the sensitivity of the embedded value and the value of new business to:
- 10 basis point increase in the adjustment to risk free rates for immediate annuity type contracts and all US contracts;
- one and two percentage point increase and decrease in the risk-free rate, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
- 10% increase and decrease in market values of equity and property assets;
- 25% increase in equity and swaption volatilities;
- 50 basis point increase and decrease in credit spreads; and
- decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
        For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
        In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
        The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk.
        Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios. This can be seen in the sensitivity of a 1%-2% movement in the interest rate for Delta Lloyd and US, where there is a significant amount of business with investment return guarantees.
Embedded value
			Interest rates
2009 Embedded value (net of tax and minority interest)	As reported on page 106 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	5,903	120	(155)	85	(350)	255
France	2,773	5	(170)	100	(380)	60
Ireland	888	-	(30)	35	(60)	55
Italy	660	-	20	(25)	25	(80)
Poland	1,141	-	(50)	60	(100)	135
Spain	612	5	(10)	10	(25)	20
Other Europe	259	-	(5)	10	(15)	15
Aviva Europe	6,333	10	(245)	190	(555)	205
Delta Lloyd	1,531	50	250	(460)	380	(1,210)
Europe	7,864	60	5	(270)	(175)	(1,005)
North America	694	110	235	(225)	(5)	(1,275)
Asia	540	-	15	(30)	15	(120)
Australia	-	-	-	-	-	-
Asia Pacific	540	-	15	(30)	15	(120)
Total	15,001	290	100	(440)	(515)	(2,145)

__________________

B15 - Sensitivity analysis continued
	Equity/property
		Market values
2009 Embedded value (net of tax and minority interest)	As reported on page 106 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m
United Kingdom	5,903	205	(215)	(250)
France	2,773	125	(115)	(140)
Ireland	888	15	(15)	-
Italy	660	5	(5)	-
Poland	1,141	5	(5)	-
Spain	612	10	(10)	(5)
Other Europe	259	-	-	-
Aviva Europe	6,333	160	(150)	(145)
Delta Lloyd	1,531	220	(215)	(25)
Europe	7,864	380	(365)	(170)
North America	694	-	-	-
Asia	540	15	(15)	-
Australia	-	-	-	-
Asia Pacific	540	15	(15)	-
Total	15,001	600	(595)	(420)

			Corporate bond credit spread
2009 Embedded value (net of tax and minority interest)	As reported on page 106 £m	Swaption implied volatilities 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	5,903	-	(665)	730	10
France	2,773	(190)	(65)	145	15
Ireland	888	-	-	-	5
Italy	660	-	-	-	5
Poland	1,141	-	-	-	5
Spain	612	-	(45)	40	-
Other Europe	259	-	-	-	5
Aviva Europe	6,333	(190)	(110)	185	35
Delta Lloyd	1,531	115	(80)	85	30
Europe	7,864	(75)	(190)	270	65
North America	694	(245)	(515)	390	5
Asia	540	(5)	(15)	15	15
Australia	-	-	-	-	-
Asia Pacific	540	(5)	(15)	15	15
Total	15,001	(325)	(1,385)	1,405	95
New business
			Interest rates
2009 Value of new business (net of tax and minority interest)	As reported on page 99 £m	10bp increase in adjustment to risk-free rates* £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	177	11	(7)	7	(14)	13
France	94	-	7	(6)	19	(10)
Ireland	8	-	1	(2)	2	(2)
Italy	38	-	(2)	2	(4)	-
Poland	39	-	(2)	3	(5)	6
Spain	51	1	(2)	2	(3)	2
Other Europe	8	-	(1)	1	(2)	3
Aviva Europe	238	1	1	-	7	(1)
Delta Lloyd	(78)	5	37	(85)	60	(223)
Europe	160	6	38	(85)	67	(224)
North America	16	23	(5)	37	(65)	(12)
Asia	9	-	3	(5)	5	(17)
Australia	13	-	(1)	1	(2)	2
Asia Pacific	22	-	2	(4)	3	(15)
Total	375	40	28	(45)	(9)	(238)

__________________

B15 - Sensitivity analysis continued
	Equity/property
		Market values
2009 Value of new business (net of tax and minority interest)	As reported on page 99 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m
United Kingdom	177	2	(2)	-
France	94	5	(4)	(8)
Ireland	8	-	-	-
Italy	38	-	-	-
Poland	39	-	-	-
Spain	51	-	-	-
Other Europe	8	-	-	-
Aviva Europe	238	5	(4)	(8)
Delta Lloyd	(78)	20	(21)	-
Europe	160	25	(25)	(8)
North America	16	-	-	-
Asia	9	-	-	-
Australia	13	-	-	-
Asia Pacific	22	-	-	-
Total	375	27	(27)	(8)

			Corporate bond credit spread
2009 Value of new business (net of tax and minority interest)	As reported on page 99 £m	Swaption implied volatilities 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	177	-	(53)	59	-
France	94	-	(2)	-	1
Ireland	8	-	-	-	1
Italy	38	-	-	-	1
Poland	39	-	-	-	-
Spain	51	-	(4)	4	-
Other Europe	8	-	-	-	-
Aviva Europe	238	-	(6)	4	3
Delta Lloyd	(78)	4	(7)	6	5
Europe	160	4	(13)	10	8
North America	16	(62)	(75)	62	1
Asia	9	-	-	-	2
Australia	13	-	-	-	-
Asia Pacific	22	-	-	-	2
Total	375	(58)	(141)	131	11
__________________

B15 - Sensitivity analysis continued
(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:
- 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;
- 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
- 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.
Embedded value
2009 Embedded value (net of tax)	As reported on page 106 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	5,903	185	50	40	(250)
France	2,773	45	50	35	(15)
Ireland	888	20	25	5	(5)
Italy	660	10	-	-	-
Poland	1,141	40	50	15	-
Spain	612	10	45	15	(5)
Other Europe	259	10	15	5	-
Aviva Europe	6,333	135	185	75	(25)
Delta Lloyd	1,531	100	5	10	(70)
Europe	7,864	235	190	85	(95)
North America	694	65	(60)	55	(20)
Asia	540	15	10	5	-
Australia	-	-	-	-	-
Asia Pacific	540	15	10	5	-
Total	15,001	500	190	185	(365)
New business
2009 Value of new business (net of tax)	As reported on page 106 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	177	12	13	6	(10)
France	94	2	2	1	-
Ireland	8	1	2	-	-
Italy	38	2	1	1	-
Poland	39	2	3	2	-
Spain	51	1	8	2	-
Other Europe	8	1	4	1	-
Aviva Europe	238	9	20	7	-
Delta Lloyd	(78)	11	3	2	(3)
Europe	160	20	23	9	(3)
North America	16	10	(11)	13	-
Asia	9	3	2	1	-
Australia	13	1	2	1	-
Asia Pacific	22	4	4	2	-
Total	375	46	29	30	(13)

End of Part 4 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 4 March, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary